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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                          Cardinal Realty Services, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   141538 10 08
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 19, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 141538 10 08
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                190,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               190,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     190,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.95%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 141538 10 08
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               0
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     OO
- -------------------------------------------------------------------------------


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CUSIP No. 141538 10 08

     This Amendment No.1 to Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust") and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain dispositions by the Trust and the Fund, of shares of common stock, without par value (the "Shares"), of Cardinal Realty Services, Inc., an Ohio corporation ("Cardinal").

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Cardinal, there are 3,836,666 Shares outstanding.

          The Fund beneficially owns 190,000 Shares, or approximately 4.95% of the outstanding Shares. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

          The Trust no longer beneficially own any Shares.

     (c) During the past 60 days, the Trust disposed of Shares in open market transactions as set forth below:

                                                  Approx. Per Share Price
                Date         Number of Shares     (Excluding Commissions)
          March 14, 1996            5,000              $17.63
          March 21, 1996            5,000              $17.88
          April 2, 1996             5,000              $17.75
          April 8, 1996             5,000              $17.63
          April 15, 1996            6,000              $17.75
          April 18, 1996            8,000              $17.75
          April 19, 1996            5,000              $17.88
          April 19, 1996           10,000              $17.75
          April 22, 1996           13,000              $17.75
          April 22, 1996           10,500              $17.75
          April 23, 1996            1,500              $17.75
          April 24, 1996           10,000              $17.75
          April 25, 1996           16,000              $17.75


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CUSIP No. 141538 10 08

     During the past 60 days, the Fund disposed of Shares in open market transactions as set forth below:

                                                  Approx. Per Share Price
                Date        Number of Shares      (Excluding Commissions)
          April 26, 1996        22,311                    $17.75
          April 26, 1996         2,000                    $18.00



     (e) The Trust ceased to be a beneficial owner of any Shares on April 25, 1996. The Fund ceased to be a beneficial owner of more than 5.0% of the outstanding Shares on April 26, 1996.



Item 7.   Material to be filed as Exhibits.

     Item 7 is amended and supplemented as follows:

     Exhibit 7.4    --   Joint Filing Agreement

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CUSIP No.  141538 10 08

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 1996                  RICHARD M. OSBORNE TRUST


                                        /s/ Richard M. Osborne
                                        ---------------------------
                                        Richard M. Osborne, Trustee




                                        TURKEY VULTURE FUND XIII, LTD.


                                        /s/ Richard M. Osborne
                                        ----------------------------
                                        Richard M. Osborne, Manager













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                                   Exhibit Index

     Exhibit 7.4    --   Joint Filing Agreement